EXHIBIT 99.8
PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED MARCH 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the year ended December 31, 2010, and the unaudited condensed consolidated financial statements for the three months ended March 31, 2011, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

We report in accordance with International Financial Reporting Standards (“IFRS”) and the following disclosure, and associated condensed consolidated interim financial statements, are presented in accordance with IFRS. This MD&A is prepared as of May 12, 2011 and includes certain statements that may be deemed “forward-looking statements”.  We direct investors to the section “Risks and Uncertainties” and to page 15 for a statement on forward-looking information included within this MD&A.

Additional information relating to us, including our 2010 Annual Information Form, is available free of charge on the SEDAR website at www.sedar.com.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground and open pit opportunities at the projects.

2011 Highlights and Significant Events

•
On December 21, 2010, we closed the initial public offering (“IPO”) of 44,170,000 of our common shares at a price of $6.00 per share for gross proceeds of $265,020,000 and our shares commenced trading on the Toronto Stock Exchange under the symbol “PVG”.

•
Concurrently with the closing of our IPO, we completed the purchase of the Brucejack Project and Snowfield Project from Silver Standard Resources Inc. (“Silver Standard”) for total consideration of $450 million.  Under the terms of the transaction, we paid Silver Standard $215,020,000 from the proceeds of our IPO.  We also issued to Silver Standard 32,537,833 of our common shares at a price of $6.00 per share and a non-interest bearing promissory note (the “Convertible Note”) in the principal amount of $39,753,000, which was automatically convertible into our common shares at a price of $6.00 per share 40 days after closing to the extent we had not repaid the Convertible Note.

•
On January 6, 2011, we issued 3 million of our common shares at a price of $6.00 per share for gross proceeds of $18 million on partial exercise of the over-allotment option granted to the underwriters of our IPO.  All of the proceeds from the exercise of the over-allotment option were paid to Silver Standard under the terms of the Convertible Note.

•
On January 20, 2011, we exercised the option granted to us by Silver Standard as part of the purchase of the Brucejack Project and Snowfield Project to acquire all of Silver Standard’s interest in certain mineral claims and real property located to the east and south of the Brucejack Project and Snowfield Project.  The exercise price of the option was $100.

•	On January 31, 2011, the outstanding balance of the Convertible Note was automatically converted into 3,625,500 of our common shares at a price of $6.00 per share in accordance with its terms.

•
On February 22, 2011, we announced an updated National Instrument 43-101 (“NI 43-101”) mineral resource estimate for the Brucejack Project.  Measured and Indicated resources increased to 8.2 million ounces of gold and 116.1 million ounces of silver and Inferred resources increased to 12.6 million ounces of gold and 151.2 million ounces of silver at a cut-off grade of 0.30 grams of gold-equivalent per tonne.   In addition, grade and tonnage estimates within the 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold resources of:

o	903,000 ounces of gold and 21.9 million ounces of silver in the Measured and Indicated resource categories (3.7 million tonnes grading 7.66 grams of gold and 185.84 grams of silver per tonne); and

o	1.9 million ounces of gold and 7.5 million ounces of silver in the Inferred resource category (4.7 million tonnes grading 12.5 grams of gold and 49.2 grams of silver per tonne).

•
On February 23, 2011, we announced an updated NI 43-101 mineral resource estimate for the Snowfield Project of 25.9 million ounces of Measured and Indicated gold resources and 9.0 million ounces of Inferred gold resources at a cut-off grade of 0.30 grams of gold equivalent per tonne.  Silver, copper, molybdenum and rhenium mineral resources at the Snowfield Project total:

o	Silver resources of 75.8 million ounces of Measured and Indicated resources and 51.0 million ounces of Inferred resources;

o	Copper resources of 2.98 billion pounds of Measured and Indicated resources and 1.10 billion pounds of Inferred resources;

o	Molybdenum resources of 258.3 million pounds of Measured and Indicated resources and 127.7 million pounds of Inferred resources; and

o	Rhenium resources of 22.5 million ounces of Measured and Indicated resources and 11.5 million ounces of Inferred resources.

•
On March 23, 2011, we filed a preliminary short form prospectus with respect to a secondary offering by Silver Standard of units of Pretivm. Each unit consisted of one common share of Pretivm owned by Silver Standard and one-half of one common share purchase warrant of Pretivm, with each whole warrant exercisable for a period of one year to purchase one common share of Pretivm owned by Silver Standard at a price of $12.50. On April 8, 2011, Silver Standard completed the secondary offering of 11,500,000 units at a price of $10.00 per unit.  We did not receive any of the proceeds from the secondary offering.

•
On May 9, 2011, we announced agreements with Seabridge Gold Inc. (“Seabridge”) to cooperate in advancing our Brucejack and Snowfield Projects and Seabridge’s KSM Project, which together represent the largest undeveloped gold resource in North America. Of note, we have agreed with Seabridge to complete an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. This study is expected to be completed in the fourth quarter of this year.

Operations

As we were incorporated on October 22, 2010 and acquired the Brucejack Project and Snowfield Project on December 21, 2010, during the first quarter of 2011 we focused on hiring individuals with the required skills to advance our business and on completing mineral resource estimates for our Brucejack and Snowfield Projects.

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of six mineral claims totalling 3,199.28 hectares in area.  We have not carried out any activities at the Brucejack Project, other than commencing to re-activate the exploration camp, since we acquired it in December 2010 and have focused our efforts on completing an updated mineral resource estimate for the project, initiating a preliminary economic assessment and preparing for the 2011 exploration program.

Resource Estimate

Based on exploration drilling completed by Silver Standard in 2010, we announced an updated National Instrument (“NI 43-101”) mineral resource estimate for the Brucejack Project on February 22, 2011.  Mineral resource estimates were prepared for the Brucejack Project by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by NI 43-101.

The Brucejack Project mineral resources were estimated from 362 historical surface drill holes, 439 historical underground drill holes, and 107 drill holes completed by Silver Standard, for a total length of 146 km. A bulk density value for mineral resource estimation of 2.80 t/m3 was derived from historical records and 318 measurements taken by Silver Standard. The Brucejack Project mineral resource estimate is contained within a volume of 9,800 million m3.

Brucejack Project Bulk-Tonnage Resource Summary – February 2011 (1)
(Based on a cut-off grade of 0.30 grams of gold-equivalent/tonne)
  •
Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	11.7	2.25	75.56	846	28,423
Indicated	285.3	0.80	9.57	7,338	87,782
M+I	297.0	0.86	12.17	8,184	116,205
Inferred(2)	542.5	0.72	8.67	12,558	151,220

1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%) and US$16.60/oz. silver (70%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding.

Brucejack Project 5.00g/t Grade & Tonnage Resource Summary – February 2011 (1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne within the 0.30 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained(3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	1.947	7.95	241.25	498	15,102
Indicated	1.722	7.33	123.19	406	6,820
M+I	3.669	7.66	185.84	903	21,922
Inferred(2)	4.707	12.54	49.24	1,898	7,452

(1), (2) and (3), See footnotes to Table 1.
(4) The 5.0 g/t Grade & Tonnage Resource Summary is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

Preliminary Economic Assessment

We have initiated a preliminary economic assessment examining the economics of a higher grade mining operation at the Brucejack Project.  The high-grade resource occurs largely in the West Zone and the recently discovered Valley of the Kings Zone.  The West Zone was previously the focus of an extensive exploration program between 1986 and 1990 including 49,800 metres of drilling and over five kilometers of underground development. A feasibility study contemplating a 350 tonne/day operation at the West Zone was completed in 1990 and a Project Approval Certificate was granted for the operation. The assessment has progressed quicker than initially planned and is now expected to be completed in the second quarter of this year.

Exploration 2011

We are mobilizing crews for the 2011 exploration program at the Brucejack Project and Snowfield Project. Over 50,000 metres of drilling is planned, with eight drills to be mobilized and expected to commence drilling later this month.  The 2011 exploration drilling will focus on further delineating the known high-grade mineralization and expanding the high-grade and bulk-tonnage mineralization.  Results of the 2011 drill program will be released through the third and fourth quarters of this year.

A majority of the approximately 50,000 metres of drilling planned for 2011 will be concentrated on the known areas of high-grade mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones (b) testing the high-grade mineralization to depths greater than the current 650 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.

The bulk-tonnage Brucejack mineral resource has been outlined along a 2.4 kilometer north-south strike-length adjacent to the regional Brucejack Fault, up to 400 metres east of the Brucejack Fault and to depths of 650 metres below surface.  The mineralization remains open in all directions.  Of particular exploration interest is the six kilometers of ground along the Brucejack Fault between the defined Brucejack mineralization and the Snowfield Project to the north.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  We have not carried out any activities at the Snowfield Project since we acquired it in December 2010, other than environmental studies in conjunction with the Brucejack Project, and have focused our efforts on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Resource Estimate

Based on exploration drilling completed by Silver Standard in 2010, we announced an updated NI 43-101 mineral resource estimate for the Snowfield Project on February 23, 2011.  Mineral resource estimates were prepared for the Snowfield Project by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG Pr.Sci.Nat., and Antoine Yassa, P.Geo., of P&E Mining Consultants Inc. of Brampton, Ontario, independent qualified persons, as defined by NI 43-101.

The Snowfield Project resources were estimated from 192 drill holes completed by Silver Standard totaling 76.4 km in length. Grade capping levels were derived for each resource domain from examination of probability and capping graphs. Bulk density values were derived from a total of 601 measurements and applied per lithological unit. The Snowfield Project mineral resource estimate is contained within a volume of 15,520 million m3.

Snowfield Mineral Resource Summary – February 2011(1)
(Based on a cut-off grade of 0.30 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred (2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5

(1) Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions. Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%). The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.
(3) Contained metal may differ due to rounding. “Moly” refers to molybdenum.  “Rhen” refers to rhenium.

Snowfield Grade & Tonnage 1.5 g/t gold-equivalent
Mineral Resource Summary – February 2011 (1)
(Based on a cut-off grade of 1.5 grams of gold-equivalent/tonne within the 0.3 grams of gold-equivalent/tonne optimized pit shell)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1

(1), (2) and (3), See footnotes to Table 1.

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation, which study is expected to be completed in the fourth quarter of this year.  On completion of the study, we will determine how best to advance our Snowfield Project to maximize shareholder value. We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Permitting

We have received the permits necessary to continue with our exploration of the Brucejack and Snowfield Projects and to commence construction and rehabilitation of the access road to the Brucejack Project. The access road connects to Highway 37 in northwest British Columbia, along which BC Hydro is constructing the northwest transmission line.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated. We adopted IFRS since inception. As a result, there was no conversion from Canadian GAAP and no transitional impact on our accounting practices. Our significant accounting policies are outlined in Note 2 in the notes to our audited consolidated financial statements for the year ended December 31, 2010. We have chosen to defer all exploration and evaluation costs relating to the Projects. We have followed these accounting policies consistently throughout the quarter.

Selected Annual Information

Selected consolidated annual financial information for 2010, the year our incorporation, is as follows.

2010
Net sales	Nil
Loss per share	$1.25
Loss for the period	$(14,130,016)
Total assets	$499,272,337
Long-term liabilities	Nil
Cash dividends	Nil

Results of Operations

Our operations commenced October 22, 2010, and accordingly there are no comparative figures.

Loss for the period ended March 31, 2011 was $6,076,231 and was related to activities involved in raising share capital, setting up our office and activating exploration facilities at the Projects.  The largest component of loss is the expense share-based compensation related to the stock options granted to our directors and employees of which compensation of $5,387,780 has been valued by the Black Scholes method.

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine constructions.

Summary of Quarterly Results

We only have one preceding quarter of activities, from inception on October 22, 2010 to December 31, 2010.  Selected consolidated financial information for the preceding two quarters is as follows:

	2011 Q1	2010 Q4
Total revenue	Nil	Nil
Loss	$(6,076,231)	$(14,130,016)
Loss per share	$(0.07)	$(1.25)
Loss per share – fully diluted	$(0.07)	$(1.25)

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2010 and March 31, 2011 were $48,533,766 and $44,138,436, respectively. To date, our source of funding has been the issuance of equity securities for cash. With the current planned expenditures on our Projects, we believe we have sufficient working capital to meet our administrative overhead and fund our planned exploration programs over the short and long term (two years). We do not have any long term debt.

Our working capital as at March 31, 2011 was $44,639,808 compared to $8,387,422 as at December 31, 2010. Working capital items, other than cash and cash equivalents consisted of accounts payable and accrued liabilities of $929,265 on March 31, 2011 and $40,884,915 on December 31, 2010.  At December 31, 2010, accrued liabilities included a convertible promissory note payable to Silver Standard in the amount of $39,753,000.  During the quarter, we paid Silver Standard $18,000,000 and issued to Silver Standard 3,625,500 of our common shares in settlement of the convertible promissory note.

Cash used in operating activities for the three months period ended March 31, 2011 was $2,038,072, of which $753,613 was expended primarily on administration costs in the period. Cash used in investing activities in the first quarter ended March 31, 2011 was $2,357,258, which was used in part for payment for certain mineral rights to the east of our Brucejack and Snowfield Projects.  Under the terms of the agreement with Silver Standard for the acquisition of the Brucejack and Snowfield Projects, we were granted the option to acquire for nominal consideration Silver Standard's interest in contiguous mineral and property rights, including certain mineral rights under option to Silver Standard, located to the east of the Projects, and to assume all related liabilities.  In January 2011, we spent $100 to exercise the option with Silver Standard and spent $1,125,000 to exercise the option held by Silver Standard to certain mineral rights to the east of the Projects.  We also spent $727,647 to acquire exploration machinery and spent $446,298 on setting up the administration office.

We earned interest income on our cash balance for the first quarter of 2011 of $117,914.

We have recorded a receivable from Silver Standard of $714,505 representing Silver Standard’s agreed share of the costs of the initial public offering. All costs of the recently completed secondary offering will be paid for by Silver Standard.

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations and, except for interest income from our cash and cash equivalents, we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for offices lease and operating costs that require minimum payments in the aggregate as follows:

Fiscal 2011	$204,400
Fiscal 2012	$223,000
Fiscal 2013	$223,000
Fiscal 2014	$18,600
Fiscal 2015	$Nil
Total lease commitments	$669,000

Related Party Transactions

Our acquisition of the Brucejack and Snowfield Projects from Silver Standard resulted in Silver Standard owning 42.35% of our issued shares at March 31, 2011.  With the completion of a secondary offering (the “Secondary Offering”) of our shares by Silver Standard subsequent to the end of the quarter, Silver Standard’s interest reduced to 28.86% of our issued shares.

Prior to the completion of the initial public offering (the “IPO”) of our shares, Silver Standard agreed to pay certain share issuance costs related to the IPO.  During the quarter, we entered into an agreement with Silver Standard under which Silver Standard agreed to pay all costs and expenses we incurred in completing the Secondary Offering.  At March 31, 2011, we had a receivable balance from Silver Standard of $714,505 relating to our IPO and the Secondary Offering.  We incurred additional expenses in respect of the Secondary Offering subsequent to the end of the quarter, which will be to Silver Standard’s account.

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements: our CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; and our CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and two years’ annual performance bonus as a termination benefit.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2010. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value included in the statement of financial position;
ii)	the composition of deferred income tax liabilities included in the statement of financial position.
iii)	The estimation of stock based compensation.

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At March 31, 2011, we reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon us are not predictable.

At March 31, 2011, we had no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

4) Share-based compensation expense

From time to time, we grant share purchase options to directors, employees and service providers. We use the Black-Scholes option pricing model to estimate a value of these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The following weighted average assumptions and inputs were used to estimate the fair value of options granted during the year:

•	Risk free rate
•	Expected life
•	Expected volatility
•	Grant date share price
•	Expected dividend yield – nil

For the year end period, we used the intrinsic method for valuing the compensation cost of the conversion of preferred shares, which is the difference between cost and fair value of the shares issued.

5) Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. Deferred income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of deferred income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

A deferred tax difference would arise on the carrying value of the investment in the Projects as a result of historical transactions. We recognized net deferred tax liabilities as we believe we do not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

Changes in Accounting Policies including Initial Adoption

Transition to and Initial Adoption of IFRS

Effective December 31, 2010, we early adopted IFRS following the exemption received from the applicable Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency (“NI 52-107”) on March 17, 2011.

Our financial reporting since inception is based on IFRS and accordingly there are no comparative issues relating to Canadian GAAP.

Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

We have not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for our accounting periods beginning on after January 1, 2011 or later periods. These include:

o	IFRS 9, Financial Instruments – Classification and Measurement, effective January 1, 2013.

At the financial position reporting date, the following accounting interpretation was in issue but not yet effective: IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. This interpretation is not expected to have any impact on our financial results.

We anticipate that the adoption of these standards and interpretations in the future periods will have no material impact on our consolidated financial statements except for additional disclosures.

Financial Instruments and Other Instruments

Derivative financial instruments:

We do not have any derivative financial instruments or non-derivative financial assets.

Non-derivative financial liabilities:

We have the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. We limit the exposure to credit risk by only investing our cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on our demand for our programs.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations when they become due.  We ensure, as far as reasonably possible, we will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. We believe that these sources will be sufficient to cover the likely short term cash requirements. Our cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on our demand for our programs.

We have no contractual obligations other than current trade payables.

Foreign Exchange Risk

We have no material foreign exchange risks.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Commodity Price Risk

While the value of our core mineral resource properties are related to the price of gold, silver, copper and molybdenum and the outlook for these minerals, we currently do not have any operating mines and hence do not have any hedging or other commodity based risks in respect of our operational activities.

Gold, silver, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

Our policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. Our capital structure consists of equity, comprising share capital, net accumulated deficit.

There were no changes in our approach to capital management during the year. We are not subject to any externally imposed capital requirements.

Outstanding Share Data

At May 12, 2011, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Remaining Life (years)
Common shares	85,470,086
Share purchase options	5,055,000	$6.00 - $11.01	4.6 - 4.8
Fully diluted	90,525,086

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our final short-form prospectus dated April 4, 2011 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Statement Regarding Forward-Looking Information

This MD&A contains “forward looking information” within the meaning of applicable Canadian securities legislation. Forward looking information may include, but is not limited to, information with respect to the anticipated production and developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, costs and timing of development of the Snowfield Project and Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, the composition of our board of directors and committees, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward looking information. Forward looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward looking information, including, without limitation:

•	risks related to commodity price fluctuations, including gold price volatility;

•	risks related to the development and operation of a mine or mine property;

•	risks related to the fact that we are a new company with no mineral properties in production or development and no history of production or revenue;

•
risks related to development of the Snowfield Project and Brucejack Project as set out in the report entitled “Technical Report and Updated Resource Estimates on The Snowfield-Brucejack Project” dated April 4, 2011 filed on the SEDAR website www.sedar.com;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	risks related to governmental regulations, including environmental regulations;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	uncertainty relating to potential inability to attract development partners;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits that have been obtained;

•	risks related to integration and transition of our Snowfield Project and Brucejack Project;

•	risks related to Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

•	risks related to our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	risks related to general economic conditions;

•	recent market events and conditions; and

•	currency fluctuations.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our final short-form prospectus dated April 4, 2011 filed on the SEDAR website at www.sedar.com. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.